Exhibit 99.1

FOR IMMEDIATE RELEASE

Wipro announces results for the Quarter and Year ended March 31, 2026

Adjusted net income grew 3.7% QoQ in Q4’26 and grew 2.2% YoY for FY’26

FY’26 margin at 17.2%, expands 0.2%, Q4 margin at 17.3%, contracts 0.2% YoY

Operating cash flow at 90.1% of net income for Q4’26 and 112.6% for FY’26

Board approves Buy-Back for the value of ₹150 billion

EAST BRUNSWICK, N.J. | BANGALORE, India – April 16, 2026: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading AI-powered technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2026.

Highlights of the Results

Results for the Quarter ended March 31, 2026:

1.	Gross revenue at ₹242.4 billion ($2,583.0 million1), an increase of 2.9% QoQ and 7.7% YoY.

2.	IT services segment revenue was at $2,651.0 million, increase of 0.6% QoQ and 2.1% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue increased 0.2% QoQ and decreased 0.2% YoY.

4.	Total bookings[3] was at $3,455 million, up by 3.2% QoQ in constant currency[2]. Large deal bookings[4] was at $1,440 million, increase of 65.1% QoQ in constant currency[2].

5.	IT services operating margin[5] for Q4’26 was at 17.3%, decrease of 0.3% QoQ and 0.2% YoY.

6.	Net income for the quarter was at ₹35.0 billion ($373.2 million1), an increase of 12.3% QoQ and decrease of 1.9% YoY.

7.	Earnings per share for the quarter at ₹3.34 ($0.041), an increase of 12.1% QoQ and a decrease of 2.1% YoY.

8.	Adjusted for impact of labour code changes[6], Net Income for the quarter was ₹34.9 billion ($371.5 million1), an increase of 3.7% QoQ and EPS for the quarter was ₹3.33 ($0.041), increase of 3.7 % QoQ.

9.	Operating cash flows of ₹31.7 billion ($338.2 million1), decrease of 15.3% YoY and at 90.1% of Net Income for the quarter.

10.	Voluntary attrition was at 13.8% on a trailing 12-month basis.

Results for the Year ended March 31, 2026:

1.	Gross revenue reached ₹926.2 billion ($9.9 billion1), an increase of 4.0% YoY.

2.	IT services segment revenue was at $10,478.1 million, a decrease of 0.3% YoY.

3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 1.6% YoY.

4.	Large deal bookings[4] was at $7.8 billion, up by 45.4% YoY. Total bookings[3] was at $16.4 billion, increase of 14.0% YoY.

5.	IT services operating margin[5] for the year was at 17.2%, up by 0.2% YoY.

6.	Net income for the year was at ₹132.0 billion ($1,406.5 million1), an increase of 0.5% YoY.

7.	Earnings per share for the year was at ₹12.6 ($0.131), an increase of 0.3% YoY.

8.	Adjusted for impact of labour code changes[6], Net Income for the year was ₹134.3 billion ($1430.8 million1), an increase of 2.2% YoY and EPS for the year was ₹12.8 ($0.141), increase of 2.1 % YoY.

9.	Operating cash flows of ₹149.3 billion ($1,591.3 million1), decrease of 11.9% YoY and at 112.6% of Net Income for the year.

Outlook for the Quarter ending June 30, 2026

We expect revenue from our IT Services business segment to be in the range of $2,597 million to $2,651 million*. This translates to sequential guidance of (-)2.0% to 0% in constant currency terms.

*	Outlook for the Quarter ending June 30, 2026, is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.17, AUD/USD at 0.70, USD/INR at 92.35 and CAD/USD at 0.73

Performance for the Quarter and Year ended March 31, 2026

Srini Pallia, CEO and Managing Director, said “Advancements in AI are reshaping client priorities and creating new opportunities for us to partner more deeply to deliver value-driven outcomes. To strengthen our position in an AI-first world, we are pivoting to a services-as-a-software model through the AI Native Business & Platforms unit. Our strategic deal with the Olam Group further reflects the decisive investments we are making to capture opportunities at scale.”

Aparna Iyer, Chief Financial Officer, said “We have continued to invest in our clients, capabilities and people and maintained our margins in narrow band. Our cash conversion continues to remain strong with operating cash flows at 112.6% of net income for FY’26. During the year we have returned substantial portion of our cash generated to shareholders in the form of dividend. Additionally, in our recently concluded board meeting, the Board of Directors announced buyback of ₹15,000 Cr at a price of ₹250, subject to shareholder approval.”

Capital Allocation:

The Board of Directors approved the buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 60,00,00,000 equity shares of ₹2 each (being 5.7% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹250 ($2.661) per equity share for an aggregate amount not exceeding ₹150 billion ($1.6 billion1) , in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

The interim dividend of ₹11 declared in FY’26 by the Board at its meetings held on July 17th, 2025 and January 16th, 2026, shall be considered as final dividend for the financial year 2025-26.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹93.83, as published by the Federal Reserve Board of Governors on March 31, 2026. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2026, was US$1= ₹90.60

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
3.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2.

4.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value.
5.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.
6.

Adjusted for impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹(-)272 Mn for the three months ended 31st March, 2026 and ₹2,756Mn for the year ended 31st March, 2026, is included in the table title “Reconciliation for Adjusted Net Income and Adjusted EPS” on page 13.

Highlights of Strategic Deal Wins

In the fourth quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

1.

A leading US-based health insurance provider has extended its contract with Wipro to support large-scale IT modernization. To help the client address rising medical costs, and provide improved member experience, Wipro will leverage its consulting-led approach and domain expertise to streamline the client’s vendor ecosystem and identify targeted AI- enabled levers across IT operations, contact centers, and core healthcare platforms. Wipro will deploy its Wipro IntelligenceTM platforms like WEGA to enable automation and intelligent execution across IT services and WINGS to drive predictive insights and performance intelligence. The engagement is expected to deliver significant productivity gains, sustained cost optimization, and improved delivery quality and scalability.

2.

A global technology leader has renewed its relationship with Wipro to transform the IT infrastructure and Digital Workplace Services for one of its acquired companies. Through a long-term managed services engagement, Wipro will transfer responsibilities from several suppliers to a unified delivery model and integrate the client’s IT infrastructure. The engagement will leverage intelligent automation and AI-enabled capabilities to boost engineer productivity and simplify support request management. This transformation will enable the client to adopt a cost-effective integrated operating model, greatly improving employee experience and service reliability.

3.

A leading global medtech company has selected Wipro to transform its Post Market Surveillance (PMS) process into a more efficient and intelligent operation. Since this is highly regulated market, Wipro will initially stabilize the client’s PMS and quality landscape and then, through a consulting-led and AI-powered engagement, transform the ecosystem into a more efficient and scalable process. By deploying an AI-enabled solution to streamline the intake and prioritization of health authority reporting, the engagement will deliver sustained cost efficiencies, strengthen compliance and business continuity for the client, while scaling a foundation for modernized post-approval operations.

4.

A global manufacturer has signed a multi-year extension and expansion of its strategic engagement with Wipro. This renewed contract across the CIO organization will leverage Wipro Intelligence™ to embed AI-led automation and advanced capabilities that enhance end-to-end visibility, resilience, and operational efficiency in a transformed delivery model. The deal also includes a new strategic advisory service and a shared-benefits model. This extension reflects the strength of the partnership and the collaborative working model built over the engagement.

5.

TruStage, a leading North American financial services provider has engaged Wipro for a multi-year transformation of its retirement services business, bringing together operations and technology into a single, outcome-driven model. Through a consulting-led, domain-centric approach, Wipro is modernizing and re-engineering business operations & underlying technology to improve speed, quality, and scalability. Powered by Wipro Intelligence™, the program embeds AI across workflows to drive straight-through processing, real-time insights, and proactive decision-making significantly lowering cost-to-serve. The integrated cloud-native ops-and-IT model is designed to enhance customer and sponsor experiences, improve transparency, and enable a more agile, digitally enabled retirement services ecosystem.

6.

ABB Group, a global leader in electrification and automation has signed a multi-year renewal to modernize its digital workplace and accelerate its shift to an AI-led service model. Wipro will deliver agentic AI-powered workplace services across service desk, employee services, and supply chain operations. The program will introduce an AI-first, self-resolving service desk featuring smart causal analysis, multilingual voice and chat translation, and forecasting for proactive device management. These capabilities will streamline and elevate user experience. They will also drive measurable productivity improvements and support the client’s sustainability goals through efficient and responsible device management.

7.

A major European health technology organization has renewed its engagement with Wipro to provide managed services, modernize its operating model as well as strengthen regulatory oversight and governance. Wipro will redesign core processes and align workflows across business units to improve efficiency, compliance, and consistency. AI-enabled process optimization will be embedded to streamline operations while maintaining service quality. The engagement will help the client reduce costs, consolidate complaint handling, and deliver more predictable, high-performing outcomes, reinforcing Wipro’s position as a trusted long-term partner.

8.

A major US retailer has chosen Wipro to modernize its store associate experience and execution model across a large, distributed store network, with the goal of improving productivity, consistency, and speed of operations. Through a consulting-led transformation program, Wipro is defining a clear operating model for store teams and enhancing day-to-day execution by providing associates with real time access to operational data through a mobile app, while establishing a scalable framework for data driven and AI-enabled store intelligence. This engagement will improve execution quality and compliance, enhance associate effectiveness on the floor, and create a strong foundation for AI-led capabilities that drive incremental sales uplift and improved customer experience.

9.

A US-based health insurer has selected Wipro to modernize its member enrollment, billing, and claims operations by adopting a next-generation business process platform. Wipro will deploy its PayerAI solution, part of Wipro Intelligence™, to support end-to-end enrollment, billing, and claims operations across its Medicare Advantage line of business. The solution combines Payer in a Box for enrollment and billing with Cognitive Claims for intelligent claims processing, enabling AI-driven automation, improved accuracy, higher system uptime, and superior processing quality. This transformation will enhance operational efficiency and scalability, reduce complexity, strengthen compliance, and significantly improve the member experience.

10.

A leading energy trading company in the UK has selected Capco, a Wipro company, to establish a Capability as a Service (CaaS) model within its Energy Trading business. Drawing on its proven CaaS track record and deep transformation expertise, Capco will provide a flexible, high quality delivery capability with rapid access to specialist skills. The engagement includes transitioning critical delivery resources to Capco to ensure delivery continuity while supporting the client’s cost reduction objectives.

11.

A leading global financial services organization has engaged Capco, a Wipro company, to support the rollout of a coordinated, enterprise-wide AI strategy. Capco will provide strategic advisory and establish AI commercialization capabilities, embed Responsible AI practices, and drive adoption of internal AI tooling to help move the organization from isolated initiatives to scaled, practical use of AI. This will help the client accelerate AI adoption, improve returns on AI investments, and boost overall workforce productivity.

12.

A prominent Southeast Asian manufacturer has selected Wipro to establish a Global Capability Center (GCC) focused on asset operations, enabling remote maintenance, monitoring, and technical support across its plants. Leveraging its deep expertise in energy value chain, Wipro will work with the client to define the GCC operating model, assess process readiness, and shape an enterprise AI roadmap aligned to asset intensive operations. Wipro will also identify AI interventions to demonstrate measurable business value across use cases such as predictive monitoring, maintenance planning, and proactive technical alerting. Wipro will help the client accelerate GCC maturity while embedding AI-enabled capabilities that enhance asset reliability, optimize turnaround cycles, reduce costs, and streamline plant-level and enterprise-wide operations at scale.

Analyst Recognition

1.	Wipro was recognized as a Leader in ISG Provider Lens™ - Advanced Analytics and AI Services 2025 - US & Europe (all quadrants)

2.	Wipro was positioned as a Leader in Everest Group’s Software Product Engineering Services PEAK Matrix® Assessment 2026 – Global

3.

Wipro was positioned as a Horizon 3 – Market Leader in the HFS Horizons: Agentic Services, 2026 report 4. Wipro was recognized as a Leader in Avasant’s Life Sciences Digital Services 2026 RadarView™ 5. Wipro was ranked as a Leader in Avasant’s Hybrid Enterprise Cloud Services 2026 RadarView™

6.	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Intelligent Operations PEAK Matrix® Assessment 2026

7.	Wipro was rated as a Leader in ISG Provider Lens® - Oil & Gas Industry - Services and Solutions 2025 - North America (all quadrants)

8.	Wipro was positioned as a Leader in ISG Provider Lens® - Power & Utilities Industry - Services and Solutions 2025 - US & Europe (all quadrants)

9.	Wipro was rated as a Leader in ISG Provider Lens® - Digital Sustainability 2025 - Global (all quadrants)

10.	Wipro was rated as a Leader in ISG Provider Lens® - Telecom Media and Entertainment - Industry Services and Solutions 2025 - North America & EMEA (multiple quadrants)

11.	Wipro was positioned as a Leader in ISG Provider Lens® - Enterprise Managed Network Services 2025 - US & Europe (multiple quadrants)

12.	Wipro was featured as a Horizon 3 – Market Leader in the HFS Horizons: Next-gen IT Infrastructure Services, 2026 report

IT Products

1.	IT Products segment revenue for the quarter was ₹2.5 billion ($26.9 million1)

2.	IT Products segment results for the quarter were ₹0.2 billion ($2.2million1)

3.	IT Products segment revenue for the year was ₹6.9 billion ($74.0 million1)

4.	IT Products segment results for the year were ₹0.6 billion ($5.9 million1)

Please refer to the table on page 12 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 12 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter and Year ended March 31, 2026, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:45 p.m. Indian Standard Time (10:15 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a webcast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP160426

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading AI-powered technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our consulting-led approach and the Wipro Intelligence™ unified suite of AI-powered platforms, solutions and transformative offerings, we help clients realize their boldest ambitions to build intelligent and sustainable businesses. The Wipro Innovation Network – part of the Wipro Intelligence™ suite – underpins our commitment to client-centric co-innovation and co-creation by bringing together capabilities from the innovation labs and partner labs, academia, and global tech communities. With over 230,000 employees and business partners across 65 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Contact for Investor Relations	Contact for Media & Press

Abhishek Jain	Dinesh Joshi
Phone: +91-80-6142 6143	Phone: +91 92052-64001
abhishek.jain2@wipro.com	media-relations@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, the benefits its customers experience and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2025	As at March 31, 2026
			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of ₹93.83
ASSETS
Goodwill	325,014	387,399	4,129
Intangible assets	27,450	29,176	311
Property, plant and equipment	80,684	81,787	872
Right-of-Use assets	25,598	28,287	301
Financial assets
Derivative assets	^	—	—
Investments	26,458	28,053	299
Trade receivables	299	349	4
Unbilled receivables	—	7,433	79
Other financial assets	4,664	6,259	67
Investments accounted for using the equity method	1,327	2,126	23
Deferred tax assets	2,561	5,242	56
Non-current tax assets	7,230	7,787	83
Other non-current assets	7,460	9,010	96

Total non-current assets	508,745	592,908	6,320

Inventories	694	517	6
Financial assets
Derivative assets	1,820	888	9
Investments	411,474	437,680	4,665
Cash and cash equivalents	121,974	105,555	1,125
Trade receivables	117,745	135,901	1,448
Unbilled receivables	64,280	76,823	819
Other financial assets	8,448	10,245	109
Contract assets	15,795	14,819	158
Current tax assets	6,417	10,762	115
Other current assets	29,128	33,164	353

Total current assets	777,775	826,354	8,807

TOTAL ASSETS	1,286,520	1,419,262	15,127

EQUITY
Share capital	20,944	20,977	224
Share premium	2,628	6,158	66
Retained earnings	716,477	735,057	7,834
Share-based payment reserve	6,985	7,920	84
Special Economic Zone Re-investment reserve	27,778	25,966	277
Other components of equity	53,497	89,290	952

Equity attributable to the equity holders of the Company	828,309	885,368	9,437
Non-controlling interests	2,138	2,509	27

TOTAL EQUITY	830,447	887,877	9,464

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	1,962	21
Lease liabilities	22,193	26,327	281
Accrued expenses	—	4,394	47
Other financial liabilities	7,793	6,743	72
Deferred tax liabilities	16,443	17,266	184
Non-current tax liabilities	42,024	48,195	514
Other non-current liabilities	17,119	23,042	246
Provisions	294	224	2

Total non-current liabilities	169,820	128,153	1,367

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	165,912	1,768
Lease liabilities	8,025	8,709	92
Derivative liabilities	968	10,978	117
Trade payables and accrued expenses	88,252	94,924	1,012
Other financial liabilities	3,878	11,357	120
Contract liabilities	20,063	25,434	271
Current tax liabilities	34,481	49,621	529
Other current liabilities	31,086	34,801	371
Provisions	1,637	1,496	16

Total current liabilities	286,253	403,232	4,296

TOTAL LIABILITIES	456,073	531,385	5,663

TOTAL EQUITY AND LIABILITIES	1,286,520	1,419,262	15,127

^	Value is less than 0.5

WIPRO LIMITED AND SUBSIDIARIES INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (₹ in millions, except share and per share data, unless otherwise stated)
	Three months ended March 31,			Year ended March 31,
	2025	2026	2026	2025	2026	2026
			Convenience translation into US dollar in millions (unaudited) at the rate of 93.83			Convenience translation into U.S. Dollar in millions (unaudited) at the rate of 93.83
Revenues	225,042	242,363	2,583	890,884	926,240	9,871
Cost of revenues	(155,525)	(171,914)	(1,832)	(617,802)	(656,192)	(6,993)

Gross profit	69,517	70,449	751	273,082	270,048	2,878
Selling and marketing expenses	(15,065)	(14,003)	(149)	(64,378)	(59,216)	(631)
General and administrative expenses	(15,589)	(14,808)	(158)	(57,465)	(61,434)	(655)
Foreign exchange gains/(losses), net	224	325	3	32	1,853	20

Results from operating activities	39,087	41,963	447	151,271	151,251	1,612
Finance expenses	(3,767)	(3,701)	(39)	(14,770)	(14,577)	(156)
Finance and other income	11,819	8,387	89	38,202	36,491	389
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	291	27	^	254	257	3

Profit before tax	47,430	46,676	497	174,957	173,422	1,848
Income tax expense	(11,549)	(11,460)	(122)	(42,777)	(40,767)	(434)

Profit for the period	35,881	35,216	375	132,180	132,655	1,414

Profit attributable to:
Equity holders of the Company	35,696	35,018	373	131,354	131,974	1,407
Non-controlling interests	185	198	2	826	681	7

Profit for the period	35,881	35,216	375	132,180	132,655	1,414

Earnings per equity share:
Attributable to equity holders of the Company
Basic	3.41	3.34	0.04	12.56	12.60	0.13
Diluted	3.39	3.33	0.04	12.52	12.56	0.13
Weighted average number of equity shares used in computing earnings per equity share
Basic	10,462,328,534	10,479,105,556	10,479,105,556	10,456,741,552	10,476,247,846	10,476,247,846
Diluted	10,490,716,219	10,504,875,601	10,504,875,601	10,488,939,392	10,503,422,936	10,503,422,936

^ Value is less than 0.5

Information on reportable segments for the three months ended March 31, 2026, December 31, 2025, March 31, 2025, year ended March 31, 2026, and March 31, 2025 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	79,844	77,809	73,721	305,571	281,824
Americas 2	67,288	67,708	68,582	269,077	271,972
Europe	65,412	62,405	58,552	244,165	240,077
APMEA	27,623	25,859	23,598	102,340	94,351

Total of IT Services	240,167	233,781	224,453	921,153	888,224
IT Products	2,521	2,565	813	6,940	2,692

Total segment revenue	242,688	236,346	225,266	928,093	890,916

Segment result
IT Services
Americas 1	16,058	16,409	16,195	62,896	58,186
Americas 2	12,181	14,450	15,513	53,138	61,326
Europe	10,092	8,003	8,140	31,083	29,434
APMEA	5,085	3,583	3,672	14,955	12,850
Unallocated	(1,899)	(1,259)	(4,250)	(3,426)	(10,157)

Total of IT Services	41,517	41,186	39,270	158,646	151,639
IT Products	211	227	28	559	(173)
Reconciling Items	235	(5,678)	(211)	(7,954)	(195)

Total segment result	41,963	35,735	39,087	151,251	151,271

Finance expenses	(3,701)	(3,656)	(3,767)	(14,577)	(14,770)
Finance and other income	8,387	9,232	11,819	36,491	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254

Profit before tax	46,676	41,339	47,430	173,422	174,957

Additional Information:

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communications, media and information services, Software and gaming, New age technology, Consumer goods, medical devices and life sciences, Healthcare, and Technology products and services.

Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and financial services, Energy, Manufacturing and resources, Capital markets and insurance, and Hi-tech.

Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe.

APMEA consists of Australia and New Zealand, India, Middle East, South-East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

Reconciliation of selected GAAP measures to Non-GAAP measures

1.	Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended March 31, 2026
IT Services Revenue as per IFRS	$2,651.0
Effect of Foreign currency exchange movement	($9.6)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,641.4

Three Months ended March 31, 2026
IT Services Revenue as per IFRS	$2,651.0
Effect of Foreign currency exchange movement	($58.8)

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,592.2

Year ended March 31, 2026
IT Services Revenue as per IFRS	$10,478.1
Effect of Foreign currency exchange movement	($132.9)

Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$10,345.2

2.	Reconciliation of Free Cash Flow for three months and twelve months ended March 31, 2026

	Amount in INR Mn
	Three months ended March 31, 2026	Twelve months ended March 31, 2026
Net Income for the period [A]	35,216	132,655
Computation of Free Cash Flow
Net cash generated from operating activities [B]	31,731	149,316
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(4,821)	(15,603)
Proceeds from sale of property, plant and equipment	1	758
Free Cash Flow [C]	26,911	134,471
Operating Cash Flow as percentage of Net Income [B/A]	90.1%	112.6%
Free Cash Flow as percentage of Net Income [C/A]	76.4%	101.4%

3.	Reconciliation for Adjusted Net Income and Adjusted EPS

	Amounts in INR Mn
Particulars	Three months ended March 31, 2026	Twelve months ended March 31, 2026
Net Income [A]	35,018	131,974
Add: Impact of gratuity expenses and remeasurement of leave encashment due to implementation of new labour code [B]	(272)	2,756
Less[C]: Tax on [B]	115	(475)
Adjusted Net Income [D]: [A+B+C]	34,861	134,255

Adjusted EPS Basic (₹)	3.3	12.8